Mail Stop 3561
								August 16, 2005

Graham Millington, CEO
Sea Sun Capital Corp.
424 Brookmill Road
Oakville, Ontario L6J 5K5
Canada

Re:	Sea Sun Capital Corp.
	Item 4.01 Form 8-K
      Filed January 18, 2005
	File No. 0-32307

Dear Mr. Millington:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

      Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant`s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Please revise to include this information.

	State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

	You state that the former auditors "issued no reports on the Company`s financial statements and performed no review or audit of statements for the Company". However, we note the report dated April
11, 2003 by the former auditors included in the Form 10-KSB as of December 31, 2002. Please explain to us why you stated the above or revise to delete this disclosure.

      To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Babette Cooper at
(202)
551-3396.

							Sincerely,



							Babette Cooper
							Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE